Exhibit 1
To whom it may concern
December 7, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
     On Friday, December 7, 2007, NIS Group Co., Ltd. (the “Company”) filed a registration statement in Japan in respect of a proposed set of investment transactions in the Company. However, because the Company was unable to complete other necessary regulatory procedures within today, the Company’s board of directors has withdrawn its resolutions in respect of the proposed transactions determined earlier today. The Company will make any further announcements when appropriate.